Filed Pursuant to Rule 433 Registration No. 333-128153 February 1, 2006

DELIAS

THIRD QUARTER 2005

CONFERENCE CALL SCRIPT ON 2-1-06

Operator

Good afternoon and welcome to the dELiA*s third quarter conference call. Today’s conference call is being recorded.

At this time I would like to turn the conference over to Mr. John Holowko, Chief Financial Officer of dELiA*s Inc.

John Holowko, CFO of dELiA*s Inc.

Thank you. As you know, dELiA*s has filed a registration statement (including a prospectus) with the SEC with respect to its ongoing Rights Offering. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Or, dELiA*s will arrange to send you the prospectus if you request it. Requests for copies of the prospectus may be made to Edward Taffet, General Counsel of dELiA*s. Mr. Taffet can be reached at 435 Hudson Street, New York, New York 10014, by telephone at (212) 807-9060 or by email at spinoff@delias.com. The prospectus is also available for download from the “SEC Filings” section of the company’s corporate website: www.deliasinc.com.

It should further be noted that statements in this presentation expressing dELiA*s beliefs regarding its future results or performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, know as the “Reform Act.” The words “believe,” “expect,” “anticipate,” or similar expressions constitute such forward-looking statements. These statements may include, but are not limited to, references to sales, building customer loyalty; marketing efforts; building brand names; executing plans, increasing efficiency, and marketing to the ever changing teenage audience, are based upon management’s current expectations and are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those set forth in or implied by such statements. The Company does not intend to update any of the forward-looking statements in this presentation to conform these statements to actual results, unless required to do so by law, rule or regulation.

Good Afternoon. Welcome to dELiA*s first quarterly conference call. With me today are Rob Bernard, our Chief Executive Officer and Walter Killough, our Chief Operating Officer.

As you know, we’ve already reported third quarter financials. In connection with our Rights Offering we call your attention to the Company’s prospectus dated December 30, 2005, wherein our nine month results are discussed and, in addition, to the Company’s recently filed Form 10-Q, filed this past Thursday, wherein the third quarter results are also discussed.

For purposes of clarity, the financial metrics discussed today are consistent, except where noted, in terms of their components, when compared to previous calls discussing our results while under the ownership of Alloy, Inc.

In connection with our Rights Offering, it should be noted that because we have been contacted by current shareholders stating that they had not yet, or had only recently, received their Rights Offering documents, we have extended the deadline for the exercise of such Rights to February 10, 2006. We hope this extension provides all shareholders the time they need.

As a result of the Company’s ongoing Rights Offering, we are unable to provide the normal Question and Answer session usually accompanying a conference call such as this. Our call will thus be limited to our prepared comments. Future earnings calls will provide opportunities as appropriate for questions from callers.

Before we begin, we remind you that any forward looking statements we make today are subject to the Safe Harbor Statement found in our SEC filings.

Now to Rob Bernard, our CEO.

Rob Bernard, CEO ….

Thank you John.

Approximately 10 weeks ago we discussed our third quarter results, as part of the Alloy, Inc. conference call. Though today we speak to you about our third quarter results again, we now stand as an independent, stand-alone company having completed our Spin-off from Alloy on December 19th, 2005.

What is dELiA*s today?

Having completed the Spin-off, we are now an independent company with direct marketing and retail operations focused on three, well established, differentiated, lifestyle brands, primarily concentrated on the teenage consumer between the ages of 12-19.

Our three core brands are dELiA*s, Alloy and CCS.

dELiA*s offers a wide variety of products that cater to the entire lifestyle of teenage girls. Alloy is a prominent branded junior apparel catalog and eCommerce site for teenage girls. CCS is a premier catalog and eCommerce site for skateboards and snowboarding equipment, apparel and footwear products focused on teenage boys.

Walter Killough, our COO, and I joined the Company in October 2003 and we began a program to refocus this Company. We implemented efforts to:

•	Divest our non core brands to focus on Alloy, CCS and dELiA*s;

•	Eliminate duplication and inefficiencies;

•	Hire new management with experience in the specialty retail and direct to consumer businesses;

•	Develop consistent reporting metrics;

•	Tighten inventory controls; and

•	Initiate a growth strategy for our dELiA*s retail stores.

All three brands reach our consumers through catalogues and eCommerce WebPages, however, dELiA*s has the only mall-based retail presence.

We have installed a consistent business architecture of specific business teams that have improved their focus on individual brands and brand positioning. These teams continue to develop merchandising assortments containing a strategic balance of key items and fashion investment. We strive to highlight top performing merchandise while mixing in fresh fashion debuts in every full price edition of the catalogs and on a monthly basis in the stores.

Through our brand activities, we have built comprehensive and powerful databases of customer information that include names, addresses and amounts and dates of purchased merchandise and requested catalogues. As of October 11, 2005 our databases held detailed information on 4.8 million persons who have purchased merchandise or requested catalogues from us within the last two years. In addition to helping us focus on consumers directly, we believe this kind of access to information helps in the selection of potential mall – based specialty retail store locations. We select locations for our new dELiA*s stores based on geographical proximity to our existing customers.

Utilizing this strategy, we have opened 11 new stores during the past year, including one which opened just last week in the Atlanta, Georgia area. As of today, we stand at 57 stores including 11 new format stores and 2 outlet stores. We expect to exit these outlets over the next 12-24 months. We project that the new redesigned format for our stores will average $400 net sales per square foot in the first year of operations. Our previous store design averaged $310 in net sales per square foot in fiscal 2004. As market conditions allow, we plan to continue to expand the dELiA*s retail store base over the long term, and believe we may have an opportunity to open as many as 350-400 stores under the dELiA*s concept.

Management has continued to emphasize improved operating and financial performance. We are dedicated to optimizing the potential of our growing businesses. Our continuous focus on upgrading the management team has resulted in an organization that is well-positioned to execute our business and creative strategy. Our creative, merchandising, planning & allocation, and store selling teams have begun to develop a synergy that is evident in our results.

When we discuss our results we address two business segments; the direct to consumer business which constituted approximately two thirds of our prior year annual sales, and our retail segment, the remaining third.

At this point I would like to return you to our newly appointed Chief Financial Officer, John Holowko.

John Holowko, CFO ….

Thank you Rob:

Total sales for the third quarter increased 23.6% versus last year, to $60.3 million.

To break that increase down, Direct Marketing sales increased 26.6% to $39.8 million. A 6.1% increase in catalogue circulation, and a 5.6% increase in demand generated per book, combined with an improvement in initial fulfillment contributed to the overall increase. All three core brands, Alloy, CCS and dELiA*s reflected increases in sales.

Retail Stores sales increased 18.1% versus the prior year quarter, to $20.5 million. The increase in retail store sales was primarily due to growth in the store base. During this third quarter, 62 stores were open for all or some portion of the quarter, compared with 56 stores in last year’s third quarter.

We also saw a 5.5% increase in comparable store sales, with our Premiere, or non-outlet, stores up approximately 9% on a comp basis.

As Rob mentioned, one of our goals is to grow our Retail Stores business through the opening of new stores, net of any closures. During the third quarter we opened 8 new stores with our redesigned store layout. These stores are not yet in the comp base.

Our consolidated gross margin for the quarter was 41.7%, up 350 basis points versus the year-ago level of 38.2%. When we discuss gross margin you should be aware that it includes the cost of inbound freight, shipping, buying and merchandising and store occupancy. Certain of these costs were previously classified as operating expenses when considered in Alloy’s consolidated financial statements.

To break down gross margin a little, the Direct Marketing gross margin was 46.5%, up 310 basis points versus the year-ago level of 43.4% and our Retail Store gross margin increased to 32.4%, up 350 basis points versus the year-ago result of 28.9%.

Our increase in gross margin reflects more seasonally current inventory, which reduced our reliance on promotional pricing, and a merchandise mix shift towards apparel.

Several initiatives had a positive effect on gross margin percentage in our Retail Store segment, including targeted investment in fashion cut & sew and denim (including an inseam program), and a Back-to-School floor set which had a better in-stock position and commenced earlier than last year, consistent with our competitive set.

With respect to our Direct Marketing segment, an increase in demand was accompanied by a significant increase in initial fulfillment across all businesses due to better inventory planning and management. We improved the initial fulfillment of customer orders in our Direct Marketing segment even with an inventory 6% lower than at the close of last year’s third quarter.

Like Retail, Direct benefited from targeted investment in denim and fashion knitwear, merchandise with an overall higher initial markup and an improved in-stock position for Back-to-School. Inventory was also more current throughout this year’s 3rd Quarter, resulting in less clearance activity.

During the third Quarter of 2005, our Direct Marketing segment continued to see benefits from last year’s warehouse and other operations consolidation, as well as from ongoing facility productivity improvements.

Our consolidated operating income was much improved versus last year. For the third quarter we reported $1.9 million versus a loss of approximately $900 thousand in the year-ago period. Both retail and direct marketing contributed to this sharp improvement. Operating profit in our Direct Marketing business increased by $1.6 million to $2.1 million, while our Retail business improved by $1.2 million as it approached a break- even level for the quarter.

Inventory in our Retail Store segment at the end of the 3rd Quarter was down approximately 11% compared to last year, despite the net addition of 7 more stores. We were more efficient with inventory because we reduced summer and Back-to-School carry-forward merchandise.

We continue to manage inventories conservatively. Inventory on hand at quarter end for the combination of Direct Marketing and Retail Stores was approximately 7% lower than the end of the 3rd Quarter of 2004, with a higher percent of current merchandise. We began the fourth quarter with an inventory that continued to be seasonally current and in line with expectations.

In evaluating the performance of our business segments, we consider a variety of performance and financial measures.

Key measures for our Direct Marketing businesses include net sales, demand generated by book, pages circulated, and gross margin, amongst others.

Key measures for our Retail Stores business include comparable store sales, sales per square foot, and gross margin, amongst others.

We are presently working on developing a consistent set of metrics that we will regularly report upon in future quarters and that will enable our investors to understand and monitor our performance in greater detail.

As mentioned in our opening, we have filed a prospectus dated December 30, 2005 in connection with our $20 million Rights offering. Our Rights offering expires on February 10, 2006 and is back-stopped by MLF Investments, which is controlled by Matt Feshbach, our Chairman. This Rights offering follows the private placement of $1.2 million by our management team completed in December. Subsequent to the to the completion of the Rights Offering, we expect to have a total of approximately 26.3 million shares outstanding, without giving consideration to any potential option exercises.

It should also be noted that in addition to the potential dilutive impact of options and warrants, that as a result of the relative market values of our and Alloy, Inc. common stock following the Spinoff, we may be required to issue approximately 4.1 million shares of our common stock in connection with Alloy’s Convertible Senior Debentures, should such a conversion occur.

At this time I would like to turn it back over to Rob.

Rob Bernard, CEO of dELiA*s

Thank you John I would like to now review the points that have served as our overarching goals and will continue to serve as such moving forward into 2006:

•	To Deliver low- to mid- single digit comp sales growth in Retail;

•	Drive low- to mid- single digit top-line growth in Direct Marketing, through targeted circulation increases in productive mailing segments;

•	Improve gross margin percentage by 50 to 100 basis points;

•	Improve our Retail store metrics through increased focus on the selling culture, with emphasis on key item selling, and thereby improve productivity;

•	Increase total square footage by 15% to 20% by fiscal year end through the opening of new stores, net of any closures;

•	Develop merchandising assortments that invest more heavily in key sportswear categories and reduce our reliance on non-apparel;

•	Implement profit-improving inventory planning and allocation strategies such as seasonal carry-in reduction, targeted replenishment, tactical fashion investment, and vendor consolidation, to create inventory turn improvement; and…

•	Leverage our current expense infrastructure and take additional operating costs out of our business.

Some final points I would like to address.

We understand the importance of building a dialogue with our investors and it is our goal to communicate with clarity, consistency and accuracy. Our internal contact for purposes of such communications is John Holowko, our Chief Financial Officer. He can be reached at 212.590.6203 or at jholowko@delias.com. In addition, to ensure that our investors are getting a constant response to inquiries, we have retained the services of Integrated Corporate Relations to supplement our communications.

Before I sign off, I would like to thank our extraordinary employees who have positioned our business for what I believe will be a successful future. We have come a long way and accomplished much and the road ahead of us, while still long, leads in an excellent direction.

Thank You.